March 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Northern Genesis Acquisition Corp. III

Registration Statement on Form S-1

File No. 333-253234

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which are acting as representatives of the underwriters of the initial public offering, hereby join in the request of Northern Genesis Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4 p.m. Washington D.C. time on March 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 1,350 copies of the Preliminary Prospectus dated March 17, 2021 are expected to be distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

By:	Morgan Stanley & Co. LLC

/s/ Tegh Kapur

Name: Tegh Kapur

Title:   Executive Director

By:	Wells Fargo Securities, LLC

/s/ James Perry

Name: James Perry

Title:   Managing Director

By:	TD Securities (USA) LLC

/s/ Brad Limpert

Name: Brad Limpert

Title:   Managing Director